

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of
Tullett Prebon Financial Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tullett Prebon Financial
Services LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to
as the "financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934. In our opinion, the financial statement presents fairly, in all material respects, the
financial position of the Company as of December 31, 2017, in conformity with accounting principles
generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to
express an opinion on this financial statement based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are
required to be independent with respect to the Company in accordance with the U.S. federal securities
laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that
we plan and perform the audit to obtain reasonable assurance about whether the financial statement
is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial
statement, whether due to error or fraud, and performing procedures that respond to those risks.
Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures
in the financial statement. Our audit also included evaluating the accounting principles used and
significant estimates made by management, as well as evaluating the overall presentation of the
financial statement. We believe that our audit of the financial statement provides a reasonable basis
for our opinion.

Deloitte & Touche LLP

March 1, 2018

We have served as the Company's auditor since 2003.